September 30, 2009

Mail Stop 3010

Mr. Alan B. Miller
Chief Executive Officer
Universal Health Realty Income Trust
367 South Gulph Road
P.O. Box 61558
King of Prussia, PA 19406-0958

> **Re: Universal Health Realty Income Trust**
> **Form 10-K for the year ended December 31, 2008**
> **Forms 10-Q for the quarters ended March 31 and June 30, 2009**
> **Filed March 12, 2009**
> **File No. 001-09321**

Dear Mr. Miller:

We have reviewed your above referenced filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

Relationship with Universal Health Services, Inc. ("UHS"), page 3

1.   In future filings, in light of the significance of this tenant, please discuss its status as being subject to the reporting obligations of the Securities and Exchange Act of 1934.

Advisory Agreement, page 6

2.   Please tell us the figure for "average invested real estate assets" that was used to arrive at the $1.6 million annual advisory fee. Also, please clarify for us if the lack of incentive fees were due to non-achievement of the incentive fee requirements or a waiver of the fees. Please provide similar elaboration in future filings.

Risk Factors, page 10

3.   Please provide a risk factor that addresses the possibility that you may have REIT taxable income in excess of income from operating activities, which would require you to fund distributions from other sources in order to maintain your qualification as a REIT. Describe all other possible sources of funds for distributions, such as proceeds from the sale of assets or borrowings. Discuss the risks associated with using funds other than income from operations to fund your distribution payments. Provide this disclosure in future filings and include draft disclosure with your response letter.

Properties, page 19

4.   Please provide us with the average effective annual rental per square foot for your properties on a portfolio basis for the last completed fiscal year. Also, provide separate information for each property whose book value accounts for ten percent or more of your total assets or whose gross revenues amounted to ten percent or more of your aggregate gross revenues for the last fiscal year. Please provide similar information in future filings.

5.   Please provide us with a schedule of lease expirations for each of the next ten years. State the number of tenants whose leases will expire, the total area in square feet covered by such leases, the annual rental represented by such leases, and the percentage of gross annual rental represented by such leases. Provide similar disclosure in future filings.

Item 5. Market for Registrant's Common Equity and Related Stockholder Matters, page 24

6.   We note that your dividends for 2008 and 2007 exceed your earnings per share. Please tell us the source of funds used to make your dividend payments in 2008. Please provide similar information in the liquidity and capital resources section of future filings.

7.   Please tell us the portion of the dividends that constituted ordinary income and return of capital. Provide similar disclosure in future filings.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

Liquidity and Capital Resources, page 37

8.   We note the disclosure on page 44 indicating that you have $48.8 million and $15.3 million coming due within the next year and 2-3 years, respectively. Please tell us how you plan on satisfying the noted obligations if you are unable to extend their maturities. To the extent applicable, provide similar disclosure in future filings.

Credit Facilities and Mortgage Debt, page 43

9.   We note from page 66 that as of December 31, 2008 you have a remaining financing commitment to Summerlin Hospital in the amount of $5.3 million. Please advise us why this has not been included in your table of contractual obligations and revise as necessary in future filings.

Exhibit Index

10.   We note that exhibit 10.8, the credit agreements with Wachovia Bank, only lists and does not include the exhibits and schedules listed in the table of contents. Please file the listed exhibits and schedules to the credit agreement with your next periodic report. Refer to Item 601(b)(10) of Regulation S-K.

Form 10-Q for the quarter ended June 30, 2009

Note (5) Summarized Financial Information of Equity Affiliates, page 10

11.   In future filings, please include the disclosures required by paragraphs C4 – C5 of FSP FAS 140-4 and FIN 46(R)-8, *Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities*.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your proposed revisions that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kristi Marrone, Staff Accountant at (202) 551-3429 or me at (202) 551-3498 if you have questions regarding comments on the financial statements and related matters. Please contact Duc Dang at (202) 551-3386 or Karen Garnett at (202) 551-3785 with any other questions.

Sincerely,

Linda van Doorn
Senior Assistant Chief Accountant